

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2021

Pedro Carlos Araújo Coutinho
Chief Executive Officer
Getnet Adquirencia E Servicos Para Meios De Pagamento S.A.
Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A
Condomínio WTORRE JK, Vila Nova Conceição
São Paulo, São Paulo, 04543-011
Federative Republic of Brazil

Re: Getnet Adquirencia E Servicos Para Meios De Pagamento S.A.
      Amendment No. 1 to Draft Registration Statement on Form 20-F 12B
      Submitted August 24, 2021
      CIK No. 0001867325

Dear Mr. Coutinho:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to our comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form 20-F 12B

Item 3. Key Information
3A. Selected Financial Data
Earnings Per Share Data, page 17

1.   Please revise to include tabular disclosure explaining how you calculated pro forma earnings per common and preferred share for each period presented on page 17. Your revised disclosures should also explain how you determined the amount of net earnings allocated to your common and preferred shares on a pro forma basis for each period presented.

Risk Factors
"We incur chargeback and refund liability . . .", page 37

2. We note your response to our prior comment number 4. As your chargeback and refund liabilities appear to be material, please revise the notes to your consolidated financial statements for all periods presented to include quantification of your chargeback and refund liabilities and disclose your related accounting policy for recognizing these amounts.

"Getnet ADS holders may not be entitled . . .", page 57

3. We note your amended disclosure that "[t]he deposit agreement provides that, to the extent permitted by law, Getnet ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the Getnet ADSs or the deposit agreement, including any claim under the U.S. federal securities laws." Please amend your disclosure to state whether this provision applies to purchasers in secondary transactions.

Getnet Adquirencia e Servicos para Melos de Pagamento S.A. Financial Statements
16. Earnings Per Share, page F-37

4. Please revise Note 16 to explain how you calculated the amount of net earnings attributable to common and preferred shareholders for the six months ended June 30, 2021 for purposes of computing net income per common and preferred share. Your disclosures on page 17 of the filing should be similarly revised.

You may contact Aamira Chaudhry at 202-551-3389 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services